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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APW Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Enterprise Drive, Suite 504
(No. and Street)

Rockaway	NJ	07866-2116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L Smith 973 394-0404

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia LLP

(Name – *if individual, state last, first, middle name*)

200 Valley Road, Suite 300	Mt. Arlington	NJ	07856
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APW Capital, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APW Capital, Inc.

Comprehensive Capital Management, Inc.

Aurora Private Wealth, Inc.

Consolidating Financial Statements

December 31, 2018

NISIVOCCIA LLP
Certified Public Accountants & Advisors

Mount Arlington Corporate Center
200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973-328-1825 | 973-328-0507 Fax

Lawrence Business Center
11 Lawrence Road
Newton, NJ 07860
973-383-6699 | 973-383-6555 Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
APW Capital, Inc., Aurora Private Wealth, Inc. and
Comprehensive Capital Management, Inc.
Rockaway, NJ 07866

Opinion on the Financial Statement

We have audited the accompanying consolidating balance sheet of APW Capital, Inc. ("APW Capital") (an S Corporation), Aurora Private Wealth, Inc. ("Aurora Private Wealth") (an S Corporation) and Comprehensive Capital Management, Inc. ("CCM") (a C Corporation) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidating balance sheet presents fairly, in all material respects, the financial position of APW Capital, Aurora Private Wealth and CCM as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APW Capital, Aurora Private Wealth and CCM's management. Our responsibility is to express an opinion on APW Capital, Aurora Private Wealth and CCM's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to APW Capital, Aurora Private Wealth and CCM. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Nisivoccia LLP

We have served as APW Capital, Inc. and Comprehensive Capital Management, Inc.'s auditor since 2005.
We have served as Aurora Private Wealth, Inc.'s auditor since 2018.
Mt. Arlington, New Jersey
February 22, 2019

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2018

	APW CAPITAL	CCM	AURORA PRIVATE WEALTH	ELIMINATIONS	TOTAL
Assets:					
Current assets:					
Cash and cash equivalents	$ 571,497	$ 16,592	$ 82,102		$ 670,191
Deposit with clearing broker-dealer	100,000				100,000
Commissions receivable	1,048,791				1,048,791
Fees receivable		1,175	8,594		9,769
Employee loan receivable		31,909	4,800		36,709
Due from affiliate	10,349		4,383	(14,732)	
Prepaid expenses and other current assets	31,984	9,076	36,971		78,031
Due from related party		36,099			36,099
Total current assets	1,762,621	94,851	136,850	(14,732)	1,979,590
Property and equipment, net	6,686	163,783			170,469
Intangible assets, net		1,519	10,940		12,459
Due from related party, net of current portion		685,890			685,890
Deferred tax asset		3,835			3,835
Total assets	$ 1,769,307	$ 949,878	$ 147,790	$ (14,732)	$ 2,852,243
Liabilities and stockholders' equity:					
Current liabilities:					
Accounts payable and accrued expenses	$ 27,517	$ 86,323	$ 29,589		$ 143,429
Due to affiliate	819	57,666		$ (14,732)	43,753
Commissions payable	1,252,793	18,624	26,260		1,297,677
Line of credit		27,158			27,158
Capital lease obligation		24,338			24,338
Deferred rent	964				964
Total current liabilities	1,282,093	214,109	55,849	(14,732)	1,537,319
Capital lease obligation, net of current portion		109,961			109,961
Deferred rent, net of current portion	54,161				54,161
Note payable to related party		47,926			47,926
Total liabilities	1,336,254	371,996	55,849	(14,732)	1,749,367
Stockholders' equity:					
Common stock - No par value, 2,500 shares authorized, 161.91 issued and outstanding	303,500				303,500
Additional paid-in capital	443,000	530,000	20,000	(550,000)	443,000
Retained earnings (accumulated deficit)	(313,447)	47,882	71,941	(119,823)	(313,447)
Noncontrolling interest				669,823	669,823
Total stockholders' equity	433,053	577,882	91,941		1,102,876
Total liabilities and stockholders' equity	$ 1,769,307	$ 949,878	$ 147,790	$ (14,732)	$ 2,852,243

SEE ACCOMPANYING NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 - Summary of Significant Accounting Policies

Nature of Business

APW Capital, Inc. ("APW Capital") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") and Aurora Private Wealth, Inc. ("Aurora") are registered investment advisors subject to the regulation of the SEC. CCM and Aurora provide investment management services to clients located throughout the United States. CCM and Aurora operate pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM and Aurora's client accounts.

Principles of Consolidation

APW Capital, CCM and Aurora have been consolidated under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC Topic), *Consolidation,* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of APW Capital, the primary beneficiary, CCM and Aurora (collectively, the "Companies"). All intercompany transactions have been eliminated in consolidation.

Use of Estimates / Significant Estimates

The preparation of the consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein, and disclosures of contingent assets and contingent liabilities and accompanying notes. It is reasonably possible that the Companies' estimates may change in the near term.

Significant estimates inherent in the preparation of the accompanying consolidating financial statements include collectability of accounts receivable, accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue and related commission expense for APW Capital are recorded on a trade-date basis as securities and other investment transactions occur.

CCM and Aurora's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable quarterly. For CCM fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Aurora's fees are fully refundable on a pro-rata basis in the event of early termination and are recognized over the term of the billing period. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are earned.

During the normal course of business, it is possible trading errors may arise. In the event of a trading error, a receivable and a corresponding payable would be presented on the consolidating balance sheet that is due to/due from a clearing company. Any gain or loss would be recognized in the consolidating statement of income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2018 is $65,643, $7,076 and $8,779 of funds held by clearing broker-dealers on behalf of APW Capital, Aurora and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions/Fees Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital, Aurora and CCM do not take possession of customers' securities or commodities.

Note 1 - Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments

In accordance the FASB ASC, *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2018.

Cash and cash equivalents, commissions and fees receivable, other current assets, accounts payable and accrued expenses, and other liabilities: The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Notes payable, line of credit, and capital leases: carried at amortized cost as the Companies can obtain similar loans, lines, and leases at similar terms; therefore, the Companies have determined it approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Noncontrolling Interest

The Companies account for noncontrolling interest under FASB ASC, *Consolidation*, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidating financial statements. This guidance also requires presentation on the face of the consolidating statement of income of the amounts of consolidated net income (loss) attributable to the Company and to the noncontrolling interest, resulting in an increase (decrease) to consolidated net income (loss).

Note 1 - Summary of Significant Accounting Policies (continued)

Variable Interest Entities

The Company adopted FASB ASU 2015-02, *Amendments to the Consolidation Analysis* which further amends FASB ASC 810 pertaining to evaluating whether reporting entities should consolidate certain other legal entities. The amendments in ASU 2015-02 are effective for entities for fiscal years beginning after December 15, 2015.

The Company adopted FASB ASU 2016-17, "*Interests Held through Related Parties That Are under Common Control*" which further amends FASB ASC 810 pertaining to how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The amendments in ASU 2016-17 are effective for interim periods and fiscal years beginning after December 15, 2016.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Companies are subject to the provisions of FASB ASC, *Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statements of operations.

APW Capital and Aurora have elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Companies are subject to regular audit by tax authorities. The Companies believe that they have appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey and Delaware state jurisdictions. The Companies are subject to income tax examinations for returns within the statutory periods established by the respective jurisdictions.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2018
(Continued)

Note 1 - Summary of Significant Accounting Policies (continued)

Commissions Expense/Payable

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of Aurora and CCM are recorded as prepaid and recognized as commission expense once earned. Commissions payable represents amounts due to representatives for commissions earned in the prior month.

Risk Management

Aurora and CCM do not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by Aurora and CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Deferred Rent

APW Capital recognizes rent expense by the straight-line method over the lease term. The lease term commences on the date when the APW Capital takes possession and has the right to control use of the leased premises. As of December 31, 2018, deferred rent amounted to $55,125.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for APW Capital and Aurora for the year ended December 31, 2018 is $59,794 and $15,322, respectively.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after December 31, 2018 through the date of the independent auditors' report and the date the financial statements were issued, February 22, 2019. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

Note 2 - Property and Equipment

Property and equipment as of December 31, 2018 consists of the following:

	Estimated Useful Life	APW Capital	CCM
Property and equipment	5	$ 7,200	$ 240,809
Less: Accumulated depreciation		(514)	(77,026)
		$ 6,686	$ 163,783

Depreciation expense for APW Capital and CCM for the year ended December 31, 2018 was $514 and $24,634, respectively.

Note 3 – Intangible Assets

Intangible assets as of December 31, 2018 consists of the following:

	Estimated Useful Life	CCM	Aurora
Software	3	$ 3,038	$ 10,490
Website	3		14,823
Advertising	3		3,850
Less: Accumulated amortization		(1,519)	(18,223)
		$ 1,519	$ 10,940

Amortization expense for CCM and Aurora for the year ended December 31, 2018 was $1,215 and $9,600, respectively.

Note 4 - Net Capital Requirements

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2018, APW Capital had net capital of $343,510 which was $227,760 in excess of its required net capital of $115,750. APW Capital's ratio of aggregated indebtedness to net capital at December 31, 2018 was 5.05 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 5 – Commitments

Capital Lease

During 2018, CCM entered into two capital leases for computer equipment and office furniture, which expires in September 2023 and April 2023 respectively. During 2017, CCM entered into two capital leases for computer equipment and office furniture, which expire in July 2022 and February 2020, respectively. The capital lease liability is recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The following is a summary of property held under capital lease as of December 31, 2018.

Equipment	$ 186,667
Less: accumulated depreciation	(24,532)
	$ 162,135

Included in depreciation expense on the consolidating statement of income is depreciation of capital lease of $23,963 for the year ended December 31, 2018.

Note 5 – Commitments (continued)

Capital Lease (continued)

Future minimum principal lease payments due under capital lease are as follows:

Year Ending December 31,	
2019	$ 33,578
2020	35,184
2021	36,186
2022	24,639
2023	4,712
	$ 134,299

Operating Leases

At December 31, 2018, APW Capital is obligated under an operating lease for office space and a vehicle, which expires on May 16, 2025 and July 2021, respectively. The minimum monthly rent requirement for the office space is $10,721. APW Capital is also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space. The minimum monthly payment requirement for the vehicle is $1,007.

Future minimum annual lease payments are as follows:

Year Ending December 31,	
2019	$ 143,604
2020	146,460
2021	143,274
2022	140,088
2023	142,956
Therafter	182,265
	$ 898,647

APW Capital has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $2,000. Rent expense for office facilities, net of sublease income of $18,000 was $114,711 for the year ended December 31, 2018.

Note 6 - Line of Credit

APW Capital has an available line of credit from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2018 on the line of credit. Interest accrues at 3.75% per annum. The line is secured by the Company's personal property and renews every October.

CCM has an available line of credit with a maximum amount of $50,000. The outstanding balance as of December 31, 2018 was $27,158 and is due on demand. Interest accrues at the prime rate, plus 2% (7.25% at December 31, 2018). The line is unsecured and renews every January. Interest expense related to this line of credit was $2,149 for the year ended December 31, 2018.

Note 7 - Related Party Transactions

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2018, APW Capital and CCM had obligations due to an affiliate of $258 and $43,495, respectively.

During the year ended December 31, 2018, CCM advanced its majority stockholder $65,597, net of repayments. The respective outstanding balance due from stockholder of CCM as of December 31, 2018 was $721,989, including accrued interest of $52,663. These advances are interest bearing at federal applicable rates (3.04% at December 31, 2018), unsecured and require payments of 5% of the outstanding balance per year, with the remaining outstanding balance due no later than December 31, 2023.

A note payable to related party, as amended in November 2015, accrues interest at 4.5%. At December 31, 2018, the note had an outstanding balance of $47,926. Quarterly principal and interest payments began on April 1, 2016 in the amount of $765. After twenty quarterly payments have been made, the remaining principal is due in a balloon payment. In the event any shares of stock in the Company are sold, the remaining principal balance shall be paid off in proportion to the purchase proceeds received by the Company or shareholders of the Company. The note is unsecured.

APW Capital provides shared services for a related party and receives fees commensurate with services provided. During the year ended December 31, 2018, fees received for these services amounted to $30,000.

Note 8 - Income Taxes

The provision for income taxes for the year ended December 31, 2018 in the consolidating statement of income is as follows:

	APW CAPITAL	CCM	Aurora	Total
Current:				
State	$ 1,900	$ 2,000	$ 4,585	$ 8,485
Deferred:				
Federal		2,305		2,305
State		(715)		(715)
Total	$ 1,900	$ 3,590	$ 4,585	$ 10,075

Deferred taxes for CCM as of December 31, 2018 consist of:

	Federal	State	Total
Deferred tax asset (long-term)	$ 16,300	$ 8,400	$ 24,700
Deferred tax liability (long-term)	(1,380)	(960)	(2,340)
Valuation allowance	(12,225)	(6,300)	(18,525)
Net deferred tax asset (long-term)	$ 2,695	$ 1,140	$ 3,835

CCM believes a valuation allowance of approximately 75% and 0% of deferred tax assets for NOLs and deferred tax liability for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2018. The change in the valuation allowance for the year ended December 31, 2018 was a decrease of $12,475. CCM has recorded a tax asset and liability for the year ended December 31, 2018 of $24,700 and $2,340, respectively. CCM has net operating loss carry-forwards for federal and state taxes of approximately $78,000 and $94,000, respectively. Federal and State net operating losses are set to expire in 2034.

Note 9 - Profit Sharing Plan

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan. Discretionary contributions totaling $518 were made for 2018.

Note 10 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2018 include deposits with clearing broker-dealers of $100,000 and commissions receivable of $1,048,791. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 11 – Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidating financial statements for these indemnifications.

Note 12 – Contingencies and Commitments

The Company was involved with several legal matters during the year ended December 31, 2018. Insurance policies cover the Company for all of these legal matters, the only obligation of the Company is a deductible of $75,000 which was paid in 2018. In January 2019 all existing matters were settled and funded by the insurance company in accordance with the settlement agreements.

During January 2019 the Company received notification that it was named in multiple statement of claims. Given the nature of issues presented and the general uncertainties involved, management is unable to provide the probability and/or range of potential loss to the Company. The Company is covered under an insurance policy with a deductible of $75,000, no amounts have been accrued as of December 31, 2018.

The Company is currently involved in an examination by the Security and Exchange Commission (SEC). Given the nature of issues presented and the general uncertainties involved, management is unable to provide a possible outcome of the examination.